UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.            )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
FWD Group Limited

(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)
PCGI Intermediate Holdings Limited

(Name of Person(s) Furnishing Form)
U.S.$750,000,000 Zero Coupon Subordinated Perpetual Capital Securities (ISIN: XS1628340538)
U.S.$600,000,000 6.375 per cent. Capital Securities (ISIN: XS2038876558)
U.S.$900,000,000 5.75 per cent. Subordinated Notes due 2024 (ISIN: XS2022434364)

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
PCGI Intermediate Holdings Limited
13/F, 14 Taikoo Wan Road
Taikoo Shing
Hong Kong
Steve Winegar
((852) 2850 3823)

(Name, Address (including zip code)
and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications
on Behalf of Subject Company)
June 17, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1.
Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:
Exhibit Number
99.1
   Consent Solicitation Memorandum dated June 17, 2021

99.2
   Announcement dated June 17, 2021

Item 2.
Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 99.1 and 99.2.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)   Not applicable.
(2)   Not applicable.
(3)   Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)
Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Securities and Exchange Commission on June 17, 2021.

(2)
Not applicable.

EXPLANATORY NOTE:
The transactions contemplated by the proposal referred to in the Consent Solicitation Memorandum dated June 17, 2021 may be deemed to be an offer of securities. Therefore, holders of the securities in the United States may only participate in the solicitation pursuant to an exemption from the U.S. tender offer rules under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PCGI Intermediate Holdings Limited
By:
/s/Chung Martina Kit Hung

Name:
Chung Martina Kit Hung

Title:
Director

Dated:
June 17, 2021